pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Provides Information on Geomembrane Lined Tailings Storage Facilities

Vancouver BC,  August 26, 2013:  The Company has received a memorandum, prepared by Klohn Crippen Berger Ltd., on geomembrane lined tailings storage facilities.  A condition of the Company’s Application for an Environmental Assessment Certificate was to line the tailings storage facility with a geomembrane liner.  The extent of the geomembrane liner would be determined during detailed engineering and prior to the issuance of the Mines Act Permit.

The memorandum provides a summary of geomembrane lined tailings storage facilities and lists a number of projects where liners are used and where liners are incorporated into the design phase.  The memorandum suggests (at least) a thousand years as the potential life of a liner that is buried below tailings (maintains a near constant moderate temperature).  The full Memorandum may be viewed on the Company’s website on the Reports page at the following link:

http://www.pacificbooker.com/pdf/130814L-SummaryGeomembraneLiners.pdf

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml